UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           FIGGIE INTERNATIONAL, INC.
                           --------------------------
                                (Name of Issuer)

                Class A Common Stock, Par Value $.10 Per Share
                Class B Common Stock, Par Value $.10 Per Share
                ----------------------------------------------
                        (Title of Class of Securities)

                       Class A Common Stock - 316828508
                       Class B Common Stock - 316828607
                       --------------------------------
                                (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                   May 7, 1998
                                   -----------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                     Page 1 of 28


CUSIP NO. 316828508, 316828607   SCHEDULE 13D                     Page 2 of 28

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   STINSON CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3232358
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock   857,913**
   BENEFICIALLY                               Class B Common Stock 1,389,733**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                         857,913**
                        Class B Common Stock                       1,389,733**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                         857,913**
                        Class B Common Stock                       1,389,733**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                            6.2%**
                        Class B Common Stock                           29.5%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 316828508, 316828607   SCHEDULE 13D                     Page 3 of 28

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     THE CARPENTERS PENSION TRUST
                                                  FOR SOUTHERN CALIFORNIA

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               95-6042875
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock   857,913**
   BENEFICIALLY                               Class B Common Stock 1,389,733**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                         857,913**
                        Class B Common Stock                       1,389,733**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                         857,913**
                        Class B Common Stock                       1,389,733**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                            6.2%**
                        Class B Common Stock                           29.5%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               EP

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 316828508, 316828607   SCHEDULE 13D                     Page 4 of 28

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                          Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock   857,913**
   BENEFICIALLY                               Class B Common Stock 1,389,733**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                         857,913**
                        Class B Common Stock                       1,389,733**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                         857,913**
                        Class B Common Stock                       1,389,733**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                            6.2%**
                        Class B Common Stock                           29.5%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 5 of 28

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock   857,913**
   BENEFICIALLY                               Class B Common Stock 1,389,733**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                         857,913**
                        Class B Common Stock                       1,389,733**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                         857,913**
                        Class B Common Stock                       1,389,733**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                            6.2%**
                        Class B Common Stock                           29.5%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



 CUSIP NO. 316828508, 316828607   SCHEDULE 13D                   Page 6 of 28

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER   Class A Common Stock   857,913**
   BENEFICIALLY                               Class B Common Stock 1,389,733**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        Class A Common Stock                         857,913**
                        Class B Common Stock                       1,389,733**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        Class A Common Stock                         857,913**
                        Class B Common Stock                       1,389,733**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Class A Common Stock                            6.2%**
                        Class B Common Stock                           29.5%**
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 7 of 28

Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of Class A Common Stock, par value $0.10 and shares of Class B Common Stock, par value $0.10 (collectively, the "Common Stock"), of Figgie International, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is filed on behalf of Stinson Capital Partners, L.P., a California limited partnership ("Stinson"); the Carpenters Pension Trust for Southern California (the "Carpenters Trust"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively, the "Reporting Persons").

Stinson is a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133.

RCBA L.P. is the sole general partner of Stinson and an investment adviser to the Carpenters Trust. In addition to Stinson and the Carpenters Trust, the shares of Common Stock were acquired on behalf of certain other limited partnerships and investment advisory clients for which RCBA L.P. serves as general partner and investment adviser.

RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission. The sole general partner of RCBA L.P. is RCBA Inc.

The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA        President & Chairman
President, Chairman   Suite 400                           RCBA L.P.
and Director          San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway     Managing Director
Managing Director     Suite 400                           RCBA L.P.
and Director          San Francisco, CA 94133

CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 8 of 28

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Jeffrey W. Ubben      909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           of Investments,
of Investments        San Francisco, CA 94133             RCBA L.P.

Murray A. Indick      909 Montgomery St.       USA        Managing Director
Managing Director,    Suite 400                           and General Counsel,
General Counsel and   San Francisco, CA 94133             RCBA L.P.
Secretary

George F. Hamel, Jr.  909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           of Marketing,
of Marketing          San Francisco, CA 94133             RCBA L.P.

Marc T. Scholvinck    909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           and Chief Financial
and Chief Financial   San Francisco, CA 94133             Officer,
Officer                                                   RCBA, L.P.

William C. Johnston   909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           of Investments,
of Investments        San Francisco, CA 94133             RCBA L.P.

John C. Walker        909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           of Investments,
of Investments        San Francisco, CA 94133             RCBA L.P.

Thomas L. Kempner     40 Wall Street           USA        Chairman, Loeb
Director              New York, NY 10005                  Partners Corporation,
                                                          Investment Banking
                                                          Business

The Carpenters Trust is a trust, governed by a board of trustees. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. The names of the executive officers and trustees of the Carpenters Trust, their addresses, citizenship and principal occupation are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Kim Fromer            22225 Acorn Street       USA        President,
Trustee               Chatsworth, CA 91311                Fromer, Inc.

Curtis Conyers, Jr.   4719 Exposition Blvd.    USA        President,
Trustee               Los Angeles, CA 90016               Richard Lane Company


CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 9 of 28

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard Harris        292 North Wilshire       USA        General Manager,
Trustee               Anaheim, CA 92801                   Wesseln Construction
                                                          Company, Inc.

Ralph Larison         1925 Water Street        USA        President,
Trustee               Long Beach, CA 90802                Connolly-Pacific Co.

Bert Lewitt           2901 28th Street         USA        President, Morley
Trustee               Santa Monica, CA 90405              Construction Co.

Ronald W. Tutor       15901 Olden Street       USA        President,
Co-Chairman,          Sylmar, CA 91342                    Tutor-Saliba Corp.
Trustee

J.D. Butler           412 Dawson Drive         USA        Executive Secretary,
Trustee               Camarillo, CA 93010                 Gold Coast District
                                                          Council of Carpenters

James K. Bernsen,     520 South Virgil Ave     USA        Secretary-Treasurer,
Trustee               Los Angeles, CA 90020               Southern California-
                                                          Nevada Regional
                                                          Council of Carpenters

Douglas J. McCarron,  520 South Virgil Ave     USA        Secretary-Treasurer,
Co-Chairman,          Los Angeles, CA 90020               Southern California
Trustee                                                   District Council of
                                                          Carpenters

Bill Perry            520 South Virgil Ave     USA        Retired
Trustee               Los Angeles, CA 90020

Robert J. Sheets      520 South Virgil Ave     USA        Controller, Southern
Trustee               Los Angeles, CA 90020               California-Nevada
                                                          Regional Council of
                                                          Carpenters

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 10 of 28

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of securities was the working capital of the Reporting Persons, including RCBA L.P.'s limited partnerships and investment advisory clients.

Item 4.  Purpose of Transaction
-------------------------------

The purpose of the acquisition of the securities is for investment, and the acquisitions of the securities were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

On May 7, 1998, the Reporting Persons entered into a Stock Purchase Agreement (the "Agreement") with members of the Figgie family (the "Sellers") pursuant to which the Reporting Persons agreed to buy all the Sellers' shares of Common Stock for a cash purchase price of $15.63 per share, and to pay additional contingent consideration as set forth in the Agreement. On May 11, 1998, the stock purchases contemplated by the Stock Purchase Agreement were consummated, and the Reporting Persons purchased an aggregate of 1,332,046 shares of Common Stock from the Sellers for an aggregate purchase price of approximately $20.8 million. The provisions of the Agreement, a copy of which is attached hereto as Exhibit B, are incorporated herein by reference.

The Reporting Persons are making this investment for investment purposes and plan to participate actively in the direction of the Issuer. A condition of the Agreement is the appointment of a designee of the Reporting Persons to the Board of Directors of Issuer. On May 4, 1998, N. Colin Lind, a Managing Director of RCBA L.P. and RCBA Inc., was appointed a director of Issuer.

Other than as set forth in this statement, the Reporting Persons do not have any specific plan or proposal to acquire or dispose of the Common Stock, although, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could

CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 11 of 28

result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer's most recent Form 10-K, there were 13,760,096 shares of Class A Common Stock and 4,711,547 shares of Class B Common Stock issued and outstanding as of February 10, 1998. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock: Stinson, 312,206 shares Class A Common Stock and 388,700 shares of Class B Common Stock; Carpenters Trust, 309,282 shares of Class A Common Stock and 532,727 shares of Class B Common Stock; and, 166,755 shares of Class A Common Stock and 331,171 shares of Class B Common Stock owned by RCBA, L.P.'s other limited partnerships and investment advisory clients.

In addition, because RCBA L.P. has voting and investment power with respect to 69,670 shares of Class A Common Stock and 137,135 shares of Class B Common Stock that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by RCBA L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 857,913 shares of Class A Common Stock and 1,389,733 shares of Class B Common Stock, which is 6.2% and 29.5%, respectively, of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.


CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 12 of 28

 (c) During the last 60 days, the Reporting Persons acquired the following shares of Common Stock as follows:

    (1) Open market purchase
    (2) Per Stock Purchase Agreement

                                           Price per  Nature of
             Trade Date  Class    Shares   Share      Transaction
             ----------  -------  -------  ---------  -----------
Stinson:
             3/13/98     Class A    30,900   13.44    (1)
             3/13/98     Class B    10,400   12.00    (1)
             3/16/98     Class A     3,000   13.44    (1)
             3/19/98     Class A     2,600   13.63    (1)
             3/19/98     Class B     1,300   12.25    (1)
             3/30/98     Class A     4,900   13.69    (1)
             4/01/98     Class B     8,600   12.75    (1)
             4/03/98     Class A    10,000   14.13    (1)
             4/02/98     Class B     2,200   12.75    (1)
             4/03/98     Class B    12,500   12.87    (1)
             4/06/98     Class B    26,300   13.11    (1)
             4/07/98     Class A    11,700   14.19    (1)
             4/08/98     Class A    25,600   14.26    (1)
             4/09/98     Class B    13,900   13.25    (1)
             4/09/98     Class A     6,900   14.38    (1)
             4/13/98     Class A    22,100   14.63    (1)
             4/14/98     Class A    21,400   14.56    (1)
             4/15/98     Class A     7,000   14.69    (1)
             4/15/98     Class B     3,600   13.25    (1)
             4/16/98     Class A    20,000   14.91    (1)
             4/16/98     Class A    90,100   14.81    (1)
             4/17/98     Class A     9,400   14.88    (1)
             5/06/98     Class A    46,606   15.63    (2)
             5/06/98     Class B   305,900   15.63    (2)

Carpenters Trust:

            3/13/98     Class A    44,300   13.44    (1)
            3/13/98     Class B    31,200   12.00    (1)
            3/16/98     Class A     3,900   13.44    (1)
            3/19/98     Class A     4,000   13.63    (1)
            3/19/98     Class B     2,000   12.25    (1)
            3/30/98     Class A     4,900   13.69    (1)
            4/01/98     Class B     7,000   12.75    (1)
            4/03/98     Class A     8,900   14.13    (1)
            4/03/98     Class B    11,000   12.87    (1)
            4/06/98     Class B    16,400   13.11    (1)
            4/07/98     Class A     7,300   14.19    (1)
            4/08/98     Class A    17,300   14.26    (1)
            4/09/98     Class B     8,900   13.25    (1)
            4/09/98     Class A     4,500   14.38    (1)

CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 13 of 28

                                           Price per  Nature of
             Trade Date  Class    Shares   Share      Transaction
             ----------  -------  -------  ---------  -----------

            4/13/98     Class A    15,500   14.63    (1)
            4/14/98     Class A    16,000   14.56    (1)
            4/15/98     Class A     5,700   14.69    (1)
            4/15/98     Class B     2,800   13.25    (1)
            4/16/98     Class A    17,700   14.91    (1)
            4/16/98     Class A    80,800   14.81    (1)
            4/17/98     Class A     9,400   14.88    (1)
            5/06/98     Class A    69,082   15.63    (2)
            5/06/98     Class B   453,427   15.63    (2)

RCBA L.P.'s other limited partnerships and investment advisory clients:

            3/13/98     Class A    27,800   13.44    (1)
            3/13/98     Class B    23,400   12.00    (1)
            3/16/98     Class A     3,100   13.44    (1)
            3/19/98     Class A     3,400   13.63    (1)
            3/19/98     Class B     1,700   12.25    (1)
            3/30/98     Class A     4,700   13.69    (1)
            4/01/98     Class B     4,900   12.75    (1)
            4/03/98     Class A     6,900   14.13    (1)
            4/03/98     Class B     8,600   12.87    (1)
            4/06/98     Class B    12,800   13.11    (1)
            4/07/98     Class A     6,000   14.19    (1)
            4/08/98     Class A    14,100   14.26    (1)
            4/08/98     Class B    10,000   13.00    (1)
            4/09/98     Class B     7,200   13.25    (1)
            4/09/98     Class A     3,600   14.38    (1)
            4/13/98     Class A    12,400   14.63    (1)
            4/14/98     Class A    12,600   14.56    (1)
            4/15/98     Class A     4,200   14.69    (1)
            4/15/98     Class B     2,100   13.25    (1)
            4/16/98     Class A    12,600   14.91    (1)
            4/16/98     Class A    58,100   14.81    (1)
            4/17/98     Class A     6,500   14.88    (1)
            5/06/98     Class A    60,425   15.63    (2)
            5/06/98     Class B   396,606   15.63    (2)

(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option

CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 14 of 28

arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except (i) as previously disclosed, or (ii) as noted above, RCBA L.P. has voting and investment power of the shares held by it for the benefit of the Common Fund.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking.
Exhibit B  Stock Purchase Agreement

CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 15 of 28

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 1998

STINSON CAPITAL PARTNERS, L.P.          THE CARPENTERS PENSION TRUST FOR
                                           SOUTHERN CALIFORNIA
By: Richard C. Blum & Associates, L.P
    its general partner                 By: Richard C. Blum & Associates, L.P.
                                            its investment adviser
    By: /s/ Murray A. Indick
        -----------------------             By: /s/ Murray A. Indick
        Murray A. Indick                        -----------------------------
        Managing Director and                   Murray A. Indick
        General Counsel                         Managing Director and
                                                General Counsel

RICHARD C. BLUM & ASSOCIATES, L.P.    RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director                     Managing Director, General Counsel
    and General Counsel                   and Secretary



                                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

                                      By  Murray A. Indick, Attorney-in-Fact

CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 16 of 28

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  May 12, 1998

STINSON CAPITAL PARTNERS, L.P.          THE CARPENTERS PENSION TRUST FOR
                                           SOUTHERN CALIFORNIA
By: Richard C. Blum & Associates, L.P
    its general partner                 By: Richard C. Blum & Associates, L.P.
                                            its investment adviser
    By: /s/ Murray A. Indick
        -----------------------             By: /s/ Murray A. Indick
        Murray A. Indick                        -----------------------------
        Managing Director and                   Murray A. Indick
        General Counsel                         Managing Director and
                                                General Counsel

RICHARD C. BLUM & ASSOCIATES, L.P.    RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director                     Managing Director, General Counsel
    and General Counsel                   and Secretary



                                      /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

                                      By  Murray A. Indick, Attorney-in-Fact

CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 17 of 28

                                   Exhibit B

                           STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this "Agreement") is entered into as of May 7, 1998 among those persons listed on Schedule A attached hereto (individually a "Seller" and collectively the "Sellers") and those persons identified on Schedule B attached hereto (individually a "Buyer" and collectively the "Buyers")

BACKGROUND

            A. The Sellers are the owners of a total of approximately 176,113 shares of Class A Common Stock and 1,155,933 shares of Class B Common Stock (collectively, the "Shares") of Figgie International, Inc., a Delaware corporation (the "Company"), as more specifically set forth on Schedule A.

            B. Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA"), is the general partner or investment adviser of each of the Buyers.

            C. The Sellers desire to sell, and the Buyers desire to purchase, all of the Shares upon the terms and conditions set forth in this Agreement.

            NOW, THEREFORE, the parties agree as follows:

            1.  Basic Transaction

                  (a) Purchase of Shares. Pursuant to the terms and conditions set forth below, each Seller shall sell that number of Shares set forth opposite such Seller's name on Schedule A (with the possible exception of 32,204 shares as contemplated by Section 2(b) below), and each Buyer shall purchase that number of Shares set forth opposite such Buyer's name on Schedule B (adjusted in Buyer's sole discretion to reflect the possible exception of 32,204 shares referenced above).

                  (b) Purchase Price. The purchase price is $15.63 net per Share, for a total purchase price of $20,819,878.98 for the 1,332,046 Shares, plus additional contingent consideration as set forth in Section 3 below.

            2.  Conditions; Closing.

                  (a) Buyers' Conditions. The Buyers' obligations under this Agreement are conditioned upon (i) by 11:59 p.m., San Francisco time, May 4, 1998, one designee of RCBA being appointed a director of the Company, and (ii) all of the Shares being sold to the Buyers (with the possible exception of 32,204 shares as contemplated by Section 2(b) below). Buyers covenant that the condition in Section 2(a)(i) has been satisfied.

                  (b)	Settlement Date.  If the conditions in Section 2(a)
are satisfied or waived, there shall be one or more settlement dates at the

CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 18 of 28

election of Sellers. The first settlement date shall be May 11, 1998 for the transfer of all Shares, except for a maximum of 32,204 shares of the Company for which settlement may occur within forty-five (45) days from the date of this Agreement. If there is a second settlement date, Buyers shall receive at least two (2) business days' prior notice of all material terms of that settlement (including the settlement date and the number of shares being transferred by each Seller). In exchange for the Sellers' good delivery of the shares being transferred on a settlement date, the Buyers will wire transfer immediately available funds into each Seller's account an amount equal to the purchase price of the shares being transferred, pursuant to wire transfer instructions to be provided by each Seller to RCBA. Sellers shall not be in breach of their obligations hereunder if the second settlement does not occur for any reason.

            3.  Contingent Consideration.

                  (A) Triggering Events. The Buyers will pay additional contingent consideration to the Sellers pursuant to this Section 3 if but only if all of the following conditions occur:

                        (i)	Within nine months of the date hereof, an offer is
made to all holders of a class of the Company's common stock to purchase all or a portion of such shares.

                        (ii)	Such offer is made either:

                               (A)  By any Buyer or any of its "Affiliates"
(as defined below) pursuant to a merger proposal, tender offer or other comparable transaction. (An "Affiliate" means, with respect to any specified person, any person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified person.); or

                               (B)  By the Company or its successor pursuant
to an "issuer tender offer" governed by Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") for more than 5% of the outstanding shares of such class of shares. Notwithstanding the foregoing but subject to Section 3(a)(iv) below, if the Company makes any offer to acquire any of its common shares as part of a transaction to effect the acquisition, merger or recapitalization of the Company by another party that is neither a Buyer nor an Affiliate of any Buyer, this Section will have no effect.

                        (ii) The net amount to be received by such holders is in excess of $15.63 per share.

                        (iv) The transaction is consummated thereafter, including a transaction initiated by a Buyer or any of its Affiliates but consummated or topped by a transaction initiated and consummated by a third party unaffiliated with Buyers or any of its Affiliates (the "Subsequent Transaction").


CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 19 of 28

                  (b)  Additional Consideration.  If all of the conditions of
Section 3(A) are satisfied, then within three days after the consummation of the Subsequent Transaction, the Buyers will pay the Sellers additional consideration for their Shares computed as follows:

                        (i) Each Seller's number of Shares being sold pursuant to this Agreement will be multiplied by one-half of the amount by which (A) the lesser of (1) $17.00, or (2) the net amount received by the Company's shareholders for each share sold pursuant to the Subsequent Transaction, exceeds (B) $15.63 per share.

                        (ii) If the Subsequent Transaction is an offer covered by Section 3(a)(ii)(B) for a portion, but not all, of a class of the outstanding common shares of the Company, the amount derived in Section 3(b)(i) above will be reduced to reflect the number of Shares such Seller could have sold and the Company would have purchased pursuant to the Subsequent Transaction if such Seller were a shareholder of the Company.

            4. Representations of Sellers. Each Seller, as to itself but as to no other Seller, hereby represents, warrants and covenants to the Buyers that:

                 (a) Ownership. Such Seller owns his Shares free and clear of any pledge, lien, charge, claim, security interest or other encumbrance of any kind, nature or description. Such Seller's Shares are validly issued, fully paid and non-assessable.

                  (b) Authority and Compliance. Such Seller has full power and authority to transfer his Shares and has complied with or will comply with all legal requirements, if any, in connection with the sale of his Shares. Such transfer will not violate the rights of any third party.

                  (c) No Restrictions. The Shares being transferred by such Seller are either free of any transfer restrictions applicable to such Seller or, if there are any transfer restrictions, such Seller has received assurances from the Company and/or its counsel that such restrictions will not prevent the transfer of such Shares pursuant to the terms set forth in this Agreement.

             5. Representations of Buyers. Each Buyer, as to itself but as to no other Buyer, hereby represents, warrants and covenants to the Sellers that:

                  (a) Accredited. Such Buyer is an accredited investor as defined in Regulation D under The Securities Act of 1933, as amended (the "Securities Act").

                  (b) Investment Intent. The Shares being acquired by such Buyer are being acquired for investment for Buyer's own account, and not with a view to a distribution of any part thereof.

CUSIP NO. 316828508, 316828607   SCHEDULE                        Page 20 of 28


                  (c) Transfer. Such Buyer understands that it must bear the economic risk of this investment in the Shares for an indefinite period of time because the sale to the Buyers of such Shares has not been registered under the Securities Act and such Shares cannot be transferred by such Buyer unless such transfer is registered under the Act or an exemption from such registration is available, and such share certificates may bear a legend to such effect.

                  (d) Authority and Compliance. Such Buyer has full power and authority to purchase its Shares and has complied with or will comply with all legal requirements, if any, in connection with the purchase of its Shares.

            6.  Miscellaneous.

                  (a) Further Action. Each party agrees to use reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

                  (b) Entire Agreement; Successors and Assigns. This Agreement constitutes the entire understanding among the parties with regard to the subjects hereof, superseding all prior understandings, agreements, representations and negotiations, whether oral or written. The terms and conditions of this Agreement will inure to the benefit of, and be binding upon, the respective executors, administrators, heirs, successors and assigns of the parties.

                  (c) Choice of Law. This Agreement will be interpreted and enforced in accordance with the laws of the State of Delaware as applied to contracts executed and performed entirely therein.

                  (d) Counterparts. This Agreement may be signed in any number of counterparts and by facsimile, and when so signed and delivered will have the same effect as if all signatures appeared on the same document.

                  (e) Notices. All notices required or permitted under this Agreement must be given in writing (which may include facsimile). All notices will be effective upon the earlier of (i) receipt (including confirmation that a facsimile has been received) or (ii) five business days after being deposited in the U.S. mail or two business days after being delivered to an overnight courier, in each case properly addressed as set forth on Schedule A or B (as the case may be), as such address may be changed by proper notice to the other parties.

                  (f) Interpretation. All parties have been assisted by counsel in connection with this Agreement. The normal rule of construction that any ambiguity will be resolved against the drafting party will not be used in the interpretation of this Agreement.


CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 21 of 28

                  (g) Gender and Number. As the context so requires, (i) the masculine gender will include the feminine and neuter, and vice versa, and
(ii) the singular will include the plural, and vice versa.

                  (h)  [reserved]

                  (i) Amendment of Agreement. This Agreement may be amended only by a written instrument signed by all of the parties.

                  (j) Severability. If any provision of this Agreement or the application of any such provision to any party is held by a court of competent jurisdiction to be contrary to law, such provision will be deemed amended to the minimum extent possible to comply with such law, and the remaining provisions of this Agreement will remain in full force and effect.

                  (k) Attorneys' Fees. If it becomes necessary for any party to initiate legal action or any other proceeding to enforce, defend or construe such party's rights or obligations under this Agreement, the prevailing party will be entitled to reasonable costs and expenses, including attorneys' fees and costs, incurred and paid in connection with such action or proceeding.

                  (l) Fees and Expenses. The Sellers, on the one hand, and the Buyers, on the other, shall each bear their own respective fees and costs in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, including the payment of any commission, finder's fee or similar payment because of any act or omission by such party.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 22 of 28


            IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

                            THE SELLERS:


---------------------------------------
HARRY FIGGIE, JR.


---------------------------------------
NANCY F. FIGGIE


---------------------------------------
HARRY E. FIGGIE, III


MARK F. FIGGIE INTER VIVOS TRUST
U/A 6/19/86


BY:
     ----------------------------------
     MARK P. FIGGIE, TRUSTEE


---------------------------------------
MATTHEW PRIOR FIGGIE


THE HARRY E. FIGGIE, JR.
IRREVOCABLE TRUST DATED 11/17/65
FOR THE BENEFIT OF MATTHEW P.
FIGGIE

BY:  WILMINGTON TRUST COMPANY,
     TRUSTEE

BY:
    ---------------------------------------




CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 23 of 28

THE HARRY E. FIGGIE, JR.
IRREVOCABLE TRUST DATED 11/17/65
FOR THE BENEFIT OF MARK P. FIGGIE

BY:  WILMINGTON TRUST COMPANY,
     TRUSTEE

BY:
     ---------------------------------------


THE HARRY E. FIGGIE, JR.
IRREVOCABLE TRUST DATED 11/17/65
FOR THE BENEFIT OF HARRY E.
FIGGIE III

BY:  WILMINGTON TRUST COMPANY,
     TRUSTEE

BY:
     ---------------------------------------


THE HARRY E. FIGGIE, JR.
IRREVOCABLE TRUST AGREEMETN DATED
FEBRUARY 16, 1972

BY:
     -----------------------------------
     HARRY E. FIGGIE, III, TRUSTEE


THE HARRY E. FIGGIE, JR. AND NANCY F.
FIGGIE IRREVOCABLE TRUST AGREEMENT
DATED SEPTEMBER 13, 1991

BY:
     -----------------------------------
     HARRY E. FIGGIE, III, TRUSTEE

BY:
     ----------------------------------
     DAVID L. CARPENTER, TRUSTEE




CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 24 of 28

THE HARRY E. FIGGIE, JR. IRREVOCABLE
TRUST AGREEMENT DATED APRIL 21,
1989 FBO

BY:  WILMINGTON TRUST COMPANY,
     TRUSTEE

BY:
     -----------------------------------
     HARRY E. FIGGIE, III, TRUSTEE


TRUST AGREEMENT DATED JULY 15,
1976, OF HARRY E. FIGGIE, JR.

BY:
     ----------------------------------
     HARRY E. FIGGIE, JR., TRUSTEE


CLARK-RELIANCE CORPORATION

BY:
     ----------------------------------


TRUST AGREEMENT DATED SEPTEMBER 7,
1976 OF NANCY F. FIGGIE

BY:
     ----------------------------------
     NANCY F. FIGGIE, TRUSTEE


F.E.F. & CO.

BY:
     ----------------------------------
     HARRY E. FIGGIE, JR.


BY:
     ----------------------------------
     HARRY E. FIGGIE, III


THE CLARK-RELIANCE CORPORATION
PROFIT SHARING PLAN

BY:
     ----------------------------------
     Vice President

CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 25 of 28


THE BUYERS:



STINSON CAPITAL PARTNERS, L.P.

STINSON CAPITAL PARTNERS II, L.P.

BK CAPITAL PARTNERS IV, L.P.

By  Richard C. Blum & Associates, L.P.,
    its General Partner

    By  Richard C. Blum & Associates, Inc.
        Inc., its General Partner


         By:
              -------------------------
              Name: N. Colin Lind
              Title: Managing Director


STINSON CAPITAL FUND (CAYMAN), LTD.

INSURANCE COMPANY SUPPORTED
ORGANIZATIONS PENSION PLAN

UNITED BROTHERHOOD OF CARPENTERS
AND JOINERS OF AMERICA LOCAL UNIONS
AND COUNCILS PENSION FUND

THE CARPENTERS PENSION TRUST FOR
SOUTHERN CALIFORNIA

THE COMMON FUND

By  Richard C. Blum & Associates, L.P.,
    its Investment Adviser

    By  Richard C. Blum & Associates, Inc.,
        its General Partner

         By
             --------------------------
             Name:  N. Colin Lind
             Title: Managing Director

CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 26 of 28

                                  SCHEDULE A

                                   SELLERS

                                Shares Being Sold

Sellers                       Class A     Class B       Total    Purchase Price

Harry E. Figgie, Jr.            2,916         670       3,586        $56,049.18

Nancy F. Figgie                    58          58         116         $1,813.08

Harry E. Figgie, III            9,305      58,347      67,652     $1,057,400.76

Mark P. Figgie                             58,189      58,189       $909,494.07
Inter Vivos Trust
U/A 6/19/86

Matthew Prior Figgie                          465         465         $7,267.95

The Harry E. Figgie, Jr.          732       2,499       3,231        $50,500.53
Irrevocable Trust dated
11/17/65 for the Benefit
of Matthew P. Figgie

The Harry E. Figgie, Jr.          732       2,499       3,232        $50,516.16
Irrevocable Trust dated
11/17/65 for the Benefit
of Mark P. Figgie

The Harry E. Figgie, Jr.          732       2,499       3,231        $50,500.53
Irrevocable Trust dated
11/17/65 for the Benefit
of Harry E. Figgie, III

Harry E. Figgie, Jr.                       47,493      47,493       $742,315.59
Irrevocable Trust
Agreement Dated
February 16, 1972

Harry E. Figgie, Jr.           10,000                  10,000       $156,300.00
and Nancy F. Figgie
Irrevocable Trust
Agreement dated
September 13, 1991

Harry E. Figgie, Jr.                      209,504     209,504     $3,274,547.52
Irrevocable Trust
Agreement dated
April 21, 1989 FBO


CUSIP NO. 316828508, 316828607   SCHEDULE 13D                    Page 27 of 28

Sellers                       Class A     Class B       Total    Purchase Price

Trust Agreement dated         112,141     565,527     677,668    $10,591,950.84
July 15, 1976 of Harry
E. Figgie, Jr.

Clark Reliance Corporation     37,844     134,564     172,408     $2,694,737.04

Trust Agreement dated                      57,823      57,823       $903,773.49
September 7, 1976 of
Nancy E. Figgie

FEF & Co.                       1,500       2,112       3,612        $56,455.56

Huntington National               152      13,684      13,836       $216,256.68
Bank, Trustee Under
The Clark-Reliance
Corp. Profit Sharing
and Savings Trust
and Plan                      -------   ---------   ---------    --------------
                              176,113   1,155,933   1,332,046    $20,819,878.98

CUSIP NO. 316828508, 316828607   SCHEDULE                        Page 28 of 28

                                  SCHEDULE B

                                   BUYERS

                             Shares Being Purchased

Buyers Name and Address (1)   Class A     Class B       Total    Purchase Price

Stinson Capital                46,606     305,900     352,506     $5,509,668.78
Partners, L.P.

Stinson Capital                 9,765      64,096      73,861      1,154,447.43
Partners II, L.P.

BK Capital Partners n           3,011      19,760      22,771        355,910.73
IV, L.P.

Stinson Capital Fund            3,583      23,515      27,098        423,541.74
(Cayman), Ltd.

Insurance Company Supported    23,655     155,262     178,917      2,796,472.71
Organizations Pension Plan

United Brotherhood of           2,641      17,338      19,979        312,271.77
Carpenters and Joiners
of America Local Unions
and Councils Pension Fund

The Carpenters Pension         69,082     453,427     522,509      8,166,815.67
Trust for Southern
California

The Common Fund                17,770     116,635     134,405      2,100,750.15
                              -------   ---------   ---------    --------------
                              176,113   1,155,933   1,332,046    $20,819,878.98


(1)  The address for each Buyer is:

         c/o Richard C. Blum & Associates, L.P.
         909 Montgomery Street, Suite 400
         San Francisco, CA  94133
         Attn:  General Counsel
         TEL:   415-434-1111
         FAX:   415-434-3130